Exhibit 1

FOR IMMEDIATE RELEASE	April 30, 2001

Group 1 Software Acquires Digital Billing Provider TriSense

Group 1 to Offer Industry’s First and Only Single-Source Solution Providing Fully Integrated Digital and Paper Billing Composition and Delivery

     Lanham, MD — Group 1 Software (Nasdaq: GSOF) announced today that it has acquired the assets of TriSense Software Ltd., a Minneapolis-based provider of digital billing and payment software. With the acquisition, Group 1’s DOC1 product suite will provide the industry’s only fully integrated system for digital and paper composition — and multi-channel delivery — of personalized customer relationship communications.

     DOC1 composes tens of millions of personalized bills, statements and letters each month for over 450 major organizations worldwide, including such notable firms as ADP, American Express, British Gas, and Charles Schwab. The acquisition will permit the combination of DOC1 and TriSense’s three-in-one digital delivery and payment processing technology into a single, seamless solution that will compose personalized documents for delivery via a customer’s preferred channel. TriSense’s patented technology offers highly secure bill delivery three ways: to a corporate or hosted Web site, to leading third-party consumer service portals such as Excite and America Online, and to a consumer’s desktop via e-mail. These important new features will enable DOC1 users to collect and process online payments while avoiding the resource utilization and costs associated with developing and maintaining a standalone digital delivery and payment application.

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     “With the TriSense acquisition, we are leveraging Group 1’s financial strength to acquire technology and talent that complement our DOC1 products and core competencies,”said Bob Bowen, CEO of Group 1 Software. “We will continue to explore opportunities to grow through acquisitions that augment and strengthen our core solutions. While this acquisition is expected to be dilutive in the near term, we have significantly expanded our digital delivery and payment capabilities at a very reasonable price. Now Group 1 is very well positioned to take advantage of what the Gartner Group projects to be a massive and rapidly growing market. Some 15 million households are expected to pay their bills online next year, rising to 33 million in 2004 and 70 million in 2009.”

     “The TriSense acquisition enables us to provide the total solution for composition and delivery of paper and digital customer communications,” said Alan Slater, general manager of the DOC1 Division. “The TriSense team’s expertise in the development, sales and marketing, installation and support of digital delivery and payment systems is an excellent complement to DOC1’s strengths. Businesses now have unprecedented flexibility to provide their customers with a clear choice in how they wish to receive and pay their statements and bills.”

     “Electronic billing presentment and payment (EBPP) makes little sense as a function disconnected from other forms of customer communication,” said David Yockelson, SVP and Director at META Group. “Combining the ability to create personalized correspondence such as statements, invoices, and letters with a robust electronic delivery mechanism will provide a more holistic solution and potentially reduced total cost of ownership for customers.”

     Group 1 anticipates releasing a fully integrated DOC1-TriSense solution by this summer. In addition to its turnkey solution, TriSense also offers its three-in-one bill delivery technology via Digitalbilling.net, a hosted ASP service. The acquisition of assets by Group 1 will involve a total price of $8.1 million, payable $1.5 million up front with two subsequent annual payments of $3.3 million each. The impact of the acquisition is estimated to be dilutive to operating income, in the range of $0.06 — $0.08 for the first 12 months, excluding amortization of intangibles related to the purchase price.

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Group 1 Software is a leading provider of software for data quality, marketing automation, customer relationship communications, and direct marketing applications. Group 1 supports MVS, VSE, AS/400, UNIX (including Linux), Windows NT, Windows 2000 and other operating systems and various computers. Group 1 has offices throughout the United States and in Canada, the United Kingdom, continental Europe, and Latin America. The company is also represented in Asia and Australia.

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This press release may contain statements relating to future plans, events or performance. Forward-looking statements contain such words as “explore,” “expect,” “estimate,” “permit,” “project,” “enable,” and “anticipate.” Such statements may involve risks and uncertainties, including risks associated with uncertainties pertaining to customer orders, demand for products and services, development of markets for the company’s products and services and other risks identified in Group 1’s SEC filings. Group 1’s actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which address the conditions as they are found on the date of this press release. Group 1 undertakes no obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances that arise after the date of this press release or to reflect the occurrence of unanticipated events. Group 1 Software, TriSense and DOC1 are registered trademarks and digitalbilling.net and PaySense are trademarks of Group 1 Software, Inc. All other brand names, trademarks and registered trademarks are the property of their respective owners.

Media Contact		Investor Contacts
David Peikin	Mark Funston	Charles Messman
Group 1 Software	Group 1 Software	MKR Group
301.918.0818	301.918.0381	212.308.4557
pr@g1.com	mark_funston@g1.com	cmessman@mkr-group.com